                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                   For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission file number: 001-15166

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    All * AmerUs Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AmerUs Group Co.
                                699 Walnut Street
                            Des Moines, IA 50309-3948

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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

All * AmerUs Savings and Retirement Plan
Years Ended December 31, 2004 and 2003

                    All * AmerUs Savings and Retirement Plan

                 Financial Statements and Supplemental Schedule

                     Years Ended December 31, 2004 and 2003

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.....................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................    2
Statements of Changes in Net Assets Available for Benefits..................    3
Notes to Financial Statements...............................................    4

Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)............   12

             Report of Independent Registered Public Accounting Firm

The Board of Trustees
All * AmerUs Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of All * AmerUs Savings and Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Des Moines, Iowa
May 2, 2005

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                    All * AmerUs Savings and Retirement Plan

                 Statements of Net Assets Available for Benefits

                                            DECEMBER 31
                                        2004           2003
                                    ------------   ------------
ASSETS
Investments                         $119,456,165   $106,737,373
Employer contributions receivable      2,816,210      3,261,690
                                    ------------   ------------
Net assets available for benefits   $122,272,375   $109,999,063
                                    ============   ============

See accompanying notes.

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                    All * AmerUs Savings and Retirement Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                 YEAR ENDED DECEMBER 31
                                                                 2004             2003
                                                            --------------    ---------------
Additions:
     Investment income:
         Interest and dividends                             $    4,107,497    $    2,716,906
         Net unrealized and realized gains on investments        9,588,788        15,328,428
                                                            --------------    --------------
                                                                13,696,285        18,045,334
     Contributions:
         Employer                                                5,842,127         6,339,869
         Employees                                               4,398,265         4,529,375
                                                            --------------    --------------
                                                                10,240,392        10,869,244

     Transfer of net assets from other plans                     1,143,570           789,280
     Transfer of net assets resulting from plan merger                   -         1,642,972
                                                            --------------    --------------
Total additions                                                 25,080,247        31,346,830

Deductions:
     Benefits paid to participants                             (12,806,935)       (7,497,958)
                                                            --------------    --------------
Net additions                                                   12,273,312        23,848,872

Net assets available for benefits at beginning of year         109,999,063        86,150,191
                                                            --------------    --------------
Net assets available for benefits at end of year            $  122,272,375    $  109,999,063
                                                            ==============    ==============

See accompanying notes.

                    All * AmerUs Savings and Retirement Plan

                          Notes to Financial Statements

                                December 31, 2004

1. DESCRIPTION OF PLAN

The following description of the All * AmerUs Savings and Retirement Plan (the
Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a contributory defined contribution plan covering all employees of AmerUs Group Co., (the Company or AmerUs). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective April 1, 2003, the CMIC 401(k) Profit Sharing Plan of Creative Marketing International Corporation merged into the Plan. Creative Marketing International Corporation is wholly owned by AmerUs Annuity Group, which is wholly owned by AmerUs Group Co.

ELIGIBILITY

Employees are eligible to participate the first of the month coinciding with, or next following, their hire date. Full-time employees and part-time employees who are scheduled to work fewer than 20 hours per week are eligible if the employee has earned 1,000 hours of service during (a) the one-year period which commences on the employee's date of employment, or (b) any Plan year subsequent to the employee's date of employment.

CONTRIBUTIONS

Participants may contribute up to 50% of annual base salary, overtime pay, short-term disability plan payments, and bonuses (W-2 compensation), but excluding sign-on bonuses, long-term incentives, moving expenses, severance payments, flexible benefit credits taken in cash, car allowances, fitness reimbursements, holiday bonuses and exam awards. In addition, participants may contribute flexible benefit credits to the Plan as pretax contributions. Contributions of flexible benefit credits shall be made at the time and in the manner specified in the flexible benefit plan. The amount contributed per year shall not exceed $13,000 in 2004 and $12,000 in 2003. The annual contribution to all retirement benefit plans shall not exceed the lesser of $41,000 or 100% of the participant's compensation in 2004, subject to certain limitations.

                    All * AmerUs Savings and Retirement Plan

Any individual who becomes an eligible employee for the first time (or again becomes an eligible employee after a period of ineligibility) and does not make any election of before-tax contributions, will default to a 2% of compensation contribution election to the Plan.

The Company contributes 125% of the participant's contribution up to the first 4% of pay contributed, which is called the "company match." The Company also contributes 4% of compensation as of the end of the Plan year, which is called a "core contribution." The Company's "core contribution" is made as a combination of cash and Company stock, with the cash portion being contributed to the Money Purchase Pension component of the Plan and the stock portion being contributed to the Employee Stock Ownership (ESOP) component of the Plan. An eligible employee previously participating under a Company defined benefit plan may also be eligible for an annual company-provided interim benefit supplement contribution. Each business unit within the Company could elect a "profit sharing contribution" to be allocated among participants employed by the business unit.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of Plan net earnings. Allocations of net earnings are based on account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the vested benefit that could be provided from the participant's account.

VESTING

A participant's interest in pre-tax employee contributions and rollover contributions is fully vested and nonforfeitable at all times. After one year of service, all participants (excluding CMIC participants) are fully vested in the portion of the participant's account attributable to employer matching contributions. CMIC participants previously covered under the CMIC Plan shall retain their vested interest in their employer matching and discretionary profit sharing contributions, per the terms of the CMIC Plan in effect immediately prior to April 1, 2003. CMIC participants employed after April 1, 2003 will vest in employee matching contributions according to a five year graded schedule. After five years of service, the participant is fully vested in the core contribution, profit sharing contributions, and any interim benefit supplement.

                    All * AmerUs Savings and Retirement Plan

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's account; regular installments paid monthly, quarterly, or annually over a period designated or dollar amount specified by the participant, not to exceed the participant's life expectancy; a joint and 50% survivor annuity for the lives of the participant and spouse, which is purchased from a life insurance company with the proceeds from the participant's account; or a participant may elect to rollover the value of the account into another company's plan or into an established individual retirement account.

INVESTMENT OPTIONS

Participants may direct contributions in 1% increments among 15 core investment options, including 9 mutual funds offered by American Century Services Corporation, four external mutual funds, JP Morgan Invest Self-Directed Fund and common stock of AmerUs. Participants are limited to 50% of their vested account balance (minimum of $1,000) in the JP Morgan Invest Self-Directed Fund or common stock of AmerUs.

Ultra Investors Fund - funds invested in stocks of larger companies with a long-term capital growth potential.

Vista Investors Fund - funds invested primarily in stocks of small to medium-sized companies with long-term capital growth potential. This fund was frozen and made unavailable for new contributions effective January 1, 1999.

International Growth Fund - funds invested in companies of all sizes located in foreign countries.

                    All * AmerUs Savings and Retirement Plan

Value Fund - funds invested primarily in equity securities of well-established companies that are believed to be undervalued at time of purchase.

Strategic Allocation: Aggressive Fund - funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund's targeted mix of assets is 75% stocks, 20% bonds, and 5% money market securities.

Strategic Allocation: Moderate Fund - funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund's targeted mix of assets is 60% stocks, 30% bonds, and 10% money market securities.

Strategic Allocation: Conservative Fund - funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund's targeted mix of assets is 40% stocks, 45% bonds, and 15% money market securities.

Stable Asset Fund - funds invested exclusively in a diversified pool of high quality fixed income securities.

Income & Growth Fund - funds invested in large U.S. companies whose stocks appear undervalued.

J.P. Morgan U.S. Small Company Opportunities Fund - funds invested primarily in the common stocks of small U.S. companies whose market capitalization are greater than $150 million and less than $1.25 billion when purchased. The Plan exited this fund during 2004.

Diversified Bond Fund - funds invested in high and medium grade, nonmoney market debt securities. They are payable in U.S. or foreign currencies, including corporate bonds and notes, government securities, and securities backed by mortgages or other assets.

Real Estate Fund - funds invested exclusively in stocks of companies in the real estate sector.

Barclays Global Investors S&P 500 Stock Fund - funds invested in stocks of larger companies with market capitalization of $10 billion or more providing a blend of long-term growth potential and securities believed to be undervalued at time of purchase.

                    All * AmerUs Savings and Retirement Plan

Royce Low-Priced Stock Fund - funds invested primarily in small companies that are believed to be undervalued at time of purchase.

Buffalo Small Cap Fund - funds invested primarily in stocks and other equities of smaller companies.

Harbor International Fund - funds invested primarily in stocks of foreign companies including those located in emerging market countries.

Common Stock of AmerUs - funds invested in common stock of AmerUs. For reporting purposes, AmerUs stock represents both common stock held under the AmerUs stock core investment fund and stock held under the ESOP component of the Plan.

JP Morgan Invest Self-Directed Account - funds allow the individual participant to purchase the mutual funds, stocks, and bonds offered through JP Morgan.

PARTICIPANT LOANS

Participants may borrow from their fund accounts. Maximum allowable borrowings are 50% of the participant's vested account balance, not to exceed $50,000. The minimum borrowing is $1,000. The loans bear interest at a rate equal to the prime rate published in the Wall Street Journal on the first business day of the month in which the loan was made.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ADMINISTRATIVE EXPENSES

The Company pays all expenses of the Plan, with the exception of loan origination fees, which are charged directly to the participant's account.

                    All * AmerUs Savings and Retirement Plan

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in mutual funds and common stock of AmerUs are reported at fair value, based upon the latest quoted market price. Participant loans are valued at their unpaid principal balance, representing estimated fair value.

The marketable securities in the JP Morgan Invest Self-Directed Account, which include common stocks, mutual funds, bonds and a money market fund, are reported at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PLAN AMENDMENTS

The Company has amended the Plan to maintain their favorable determination letter status from the IRS and to follow the provisions required by the GUST. These amendments do not have a material effect on net assets individually or in aggregate. The four amendments change the following: 1) It provides participants with an election to have allocated dividends with respect to vested ESOP shares and the Company stock fund shares paid to the participant or retained in the participant's account and add provisions relating to the allocation of dividends on non-vested shares, 2) The definition of Eligible Nonelective Contribution Employee is amended to include individuals who terminated employment on or after October 1, 2002, through December 31, 2006, due to the indefinite closure of an office location or elimination of the individual's position provided that the individual does not terminate employment prior to the date established by the employer, 3) Any participant whose position was eliminated beginning September 1, 2001 shall have a fully vested interest in their account balance upon their termination of employment provided this provision will not apply if the employee terminates employment prior to the termination date established by AmerUs, and
4) The Plan is amended to provide that a plan loan of a participant who is terminated by reason

                    All * AmerUs Savings and Retirement Plan of an office closure or the elimination of the participant's position will not be accelerated as long as at least quarterly repayments are made, provided that the participant does not terminate employment prior to the date established by the employer.

3. INVESTMENTS

Participants have no investment direction authority over that portion the AmerUs common stock related to the non-vested ESOP Company core contributions. A summary of the significant components of the changes in the ESOP portion of the AmerUs common stock is as follows:

                                                      YEAR ENDED DECEMBER 31
                                                       2004           2003
                                                   ------------   -------------
AmerUs Group Co. common stock, beginning of year   $10,073,935    $  8,329,883
Dividend income                                        108,901         114,386
Net unrealized and realized gains on investments     2,882,633       1,931,790
Employer contributions                               1,569,152       1,385,968
Benefits paid to participants                       (1,740,688)     (1,637,941)
Net transfers to other investments                    (522,245)        (50,151)
                                                   -----------    ------------
AmerUs Group Co. common stock, end of year         $12,371,688    $ 10,073,935
                                                   ===========    ============

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                          DECEMBER 31
                                       2004         2003
                                   -----------   -----------
American Century Funds:
    Ultra Investors Fund           $13,637,138   $12,344,034
    International Growth Fund        6,669,703     5,868,553
    Value Fund                      12,331,474    11,612,023
    Stable Asset Fund               20,082,889    21,370,523
    Income & Growth Fund            16,705,994    14,687,247
Common stock of AmerUs Group Co.    18,345,603    14,436,914

                    All * AmerUs Savings and Retirement Plan

During the years ended December 31, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

                     DECEMBER 31
                  2004         2003
               ----------   -----------
Mutual funds   $5,374,336   $12,551,235
Common stock    4,214,452     2,777,193
               ----------   -----------
               $9,588,788   $15,328,428
               ==========   ===========

4. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                              Supplemental Schedule

                    All * AmerUs Savings and Retirement Plan
                                EIN - 42-1458424
                                    Plan 102

                   Schedule H, Line 4(i) - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2004

                                                       DESCRIPTION OF INVESTMENT,
          IDENTITY OF ISSUE, BORROWER,                INCLUDING MATURITY DATE, RATE                     CURRENT
            LESSOR OR SIMILAR PARTY                 OF INTEREST, PAR OR MATURITY VALUE      COST         VALUE
-------------------------------------------------   ----------------------------------   ----------   -----------
PARTICIPANT DIRECTED:
American Century Funds*:
     Ultra Investors Fund                                     462,276 shares                          $ 13,637,138
     Vista Investors Fund                                      69,740 shares                             1,012,627
     International Growth Fund                                736,170 shares                             6,669,703
     Value Fund                                             1,668,670 shares                            12,331,474
     Strategic Allocation: Aggressive Fund                    592,543 shares                             4,568,506
     Strategic Allocation: Moderate Fund                      674,331 shares                             4,565,219
     Strategic Allocation: Conservative Fund                  270,945 shares                             1,514,582
     Stable Asset Fund                                     20,082,889 shares                            20,082,889
     Income & Growth Fund                                     544,701 shares                            16,705,994
     Diversified Bond Fund                                    402,864 shares                             4,117,273
     Real Estate Fund                                          53,681 shares                             1,328,602
     Barclays Global Investors S&P 500 Stock Fund              25,940 shares                             3,785,925
     Royce Fund Low-Priced Stock                              192,377 shares                             2,949,135
     Harbor International Fund                                  3,400 shares                               144,579
     Buffalo Small Cap Fund                                    51,976 shares                             1,437,146

Common Stock:
     AmerUs Group Co.* - Core Investment Fund                 131,875 shares                             5,973,915

JP Morgan Invest Self-Directed Account                                                                   3,199,491

Participant loans receivable                          Loans to participants, 4.0% to                     3,060,279
                                                         10.0% due through 2018

NONPARTICIPANT DIRECTED:
Common stock:
     AmerUs Group Co.* - ESOP                                 272,688 shares             $6,871,032     12,371,688
                                                                                         ==========   ------------
Total investments                                                                                     $119,456,165
                                                                                                      ============

*Indicates party in interest to the Plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                        All * AmerUs Savings and Retirement Plan
                                        ----------------------------------------
                                                    (Name of Plan)

Date: June 28, 2005                  By /s/ Laurie L. Roepsch
                                        ----------------------------------------
                                        Laurie L. Roepsch
                                        Director of Benefits